May 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Lauren Hamill

Re:	Alpha Cognition Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 10, 2024 File No. 333-278997

Ladies and Gentlemen,

Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 21, 2024 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) as filed with the Commission on the date hereof, marked against the Amendment No. 1 to the Registration Statement on Form S-1 as filed with the Commission on May 10, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Our Products and Approaches to Treatment, page 3

1.	Please revise your pipeline table to ensure that all text, including footnotes, subscript, or other notations, are clearly legible without the need for magnification.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 2 to make the text, footnotes, subscript and other notations clearly legible.

2.	We note your response to prior comment 5, and have the following additional comment. If true, please expand your footnotes to the pipeline table to clarify that further development of ALPHA-1062IN is dependent upon (1) the out-license of ALPHA-1062IN for mTBI and TBI to Alpha Seven Therapeutics Inc., which out-license has not yet occurred, and (2) Alpha Seven’s ability to raise sufficient capital resources through financing(s).

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 2 to clarify in the footnotes to the pipeline table that development of ALPHA-106IN is dependent on completion of the out-licensing with Alpha Seven Therapeutics and Alpha Seven raising sufficient capital resources through financing.

3.	We note your response to prior comment 6, which we reissue with respect to your discussion of the ALPHA-1062 sublingual formulation on page 5. Please specify the material resources that you must obtain in order to advance development of this program, and describe any plans to procure such resources, to the extent such plans have been developed.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 5 of Amendment No. 2 to clarify that the sublingual formulation is dependent upon receipt of additional capital resources through financing and that currently there are no specific plans for development.

Business

Our solution: Alpha-1062, page 85

4.	We reissue the second and third bullets of prior comment 9 with respect to the following statement on page 85: “According to third-party market research conducted by Infinity Group in October 2021, market research confirms that based on the product attributes listed above, 88% of LTC prescribers are likely to prescribe ALPHA-1062, with a 29% preference share.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 85 of Amendment No. 2 to address the comment.

Exhibit Index, page II-8

5.	In the next filing of your amended registration statement on Form S-1, please have your auditors correctly state the Form to which their consent relates to.

Company Response: The Company acknowledges the Staff’s comment and the auditor has revised their new consent to Amendment No. 2 to address the comment.

Should you have any further comments or questions about Amendment No. 2 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

ALPHA COGNITION INC.

By:	/s/ Michael McFadden
Michael McFadden
Chief Executive Officer